April 17, 2014

VIA EDGAR TRANSMISSION

John Grzeskiewicz

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Grzeskiewicz:

On November 26, 2013, the Registrant, on behalf of its series, the Cane Alternative Strategies Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on January 10, 2014, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1. Please confirm supplementally that the contractual expense limitation arrangement described in footnote 3 will be in place for at least one year from the date of the prospectus.

Response. The Registrant so confirms.

Comment 2. In “Principal Investment Strategies”, please revise the first sentence to make the reference to equities more clear.

Response. The Registrant has revised the first sentence as follows:

“The Fund seeks capital appreciation through making long and short investments in fixed income, currency, equity and commodity markets primarily in a portfolio of equities and futures contracts and futures-related instruments, swaps and options ~~and equities~~.”

Comment 3. Please revise the first sentence in the second paragraph of “Principal Investment Strategies” to clarify what is meant by “directional macro exposures.”

Response. The Registrant has revised the first sentence of the second paragraph as follows:

“The Adviser’s process uses a combination of economic analysis and quantitative market dynamics to determine investment strategies, which are implemented through taking (i) long positions in equities or (ii) long or short positions in the other types of securities described above ~~directional macro exposures~~.”

Comment 4. In the first sentence of the fourth paragraph in “Principal Investment Strategies,” please provide the market cap of the equity securities in which the Fund will invest.

Response. The Registrant has revised the first sentence of the fourth paragraph as follows:

“The Fund’s portfolio will generally hold combination of foreign (including emerging markets) and domestic equities (of any market capitalization), fixed income (of any maturity, duration or credit quality), currency and commodities.”

Comment 5. Please confirm supplementally that the “Other Expenses” will include a separate line item for the fees and expenses related to short sales, including dividend and interest expense, if applicable.

Response.  The Registrant has not added the line item regarding short sales because it is not applicable as the Fund will only be taking short positions in derivatives, not short selling.

Comment 6. In “Principal Investment Strategies”, it mentions that the Fund may invest in total return swaps. Please confirm supplementally that, (i) the Fund will set aside an appropriate amount of segregated assets, (ii) the Registrant is aware that the SEC has issued a concept release regarding total return swaps in 2011, and (iii) the Registrant is aware that the SEC may issue future guidance regarding total return swaps that could impact how the Fund operates.

Response.  The Registrant confirms that, (i) the Fund will set aside an appropriate amount of segregated assets, (ii) the Registrant is aware that the SEC has issued a concept release regarding total return swaps in 2011, and (iii) the Registrant is aware that the SEC may issue future guidance regarding total return swaps that could impact how the Fund operates.

Comment 7. If the Fund will invest in credit default swaps, please confirm supplementally that the Fund will cover the full notional value of the securities.

Response.  The Adviser has confirmed to the Registrant that the Fund does not expect to invest in credit default swaps; however, if it does in the future, it will cover the full notional value of the securities.

Comment 8. The principal investment strategies indicate that the Fund will invest in derivatives.  Please confirm that the Funds considered the observations in the Barry Miller’s letter to the ICI, dated July 30, 2010, in drafting the derivatives disclosure in the prospectus.

Response. The Registrant so confirms.

Comment 9. In “Principal Investment Risks”, in Taxation Risk, it mentions underlying pools.  Please add disclosure to the principal investment strategies regarding investments in underlying pools or revise the risk.

Response. The Registrant has revised the risk as follows:

“Taxation Risk:  By investing in commodities indirectly through the Subsidiary, the Fund will obtain exposure to the commodities markets within the federal tax requirements that apply to the Fund.  However, because the Subsidiary is a controlled foreign corporation, any income received from its investments ~~in the Underlying Pools~~ will be passed through to the Fund as ordinary income, which may be taxed at less favorable rates than capital gains.”

Comment 10. Please add a risk to the principal risks of the Fund if this is the first mutual fund that the adviser will advise.

Response.  The Registrant already has New Adviser Risk as a principal risk.

Performance

Comment 11. Please confirm supplementally that the performance for the Predecessor Fund (i) will be shown net of the mutual fund’s fees or the Predecessor Fund’s fees, whichever fees are greater, and (ii) will show the 1, 3, 5 and 10 year performance information, as applicable.

Response. The Registrant so confirms.

Additional Information Regarding the Fund’s Performance

Comment 12. Please confirm supplementally that the performance information presented for the Predecessor Fund complies with the requirements of MassMutual Institutional Funds (pub. avail. Sept 28, 1995) (“MassMutual”).  Specifically, confirm: 1) that the Predecessor Fund was created for purposes entirely unrelated to establishment of a performance record; 2) whether the adviser managed any other accounts that were substantially similar to the Fund, and, if so, confirm that the Predecessor Fund was not chosen because it had the highest performance of the accounts; 3) that the Predecessor Fund transferred substantially all of its securities to the Fund; and 4) whether the Predecessor Fund could have complied with the requirements of Subchapter M of the Internal Revenue Code.

Response.

Based on the adviser’s representations to the Registrant, the Registrant believes that the prior performance of the Predecessor Fund may be included under the guidance of the MassMutual and confirms 1) that the Predecessor Fund was created for purposes entirely unrelated to establishment of a performance record; 2) that the adviser did not manage any other accounts that were substantially similar to the Fund; 3) that the Predecessor Fund transferred substantially all of its securities to the Fund; and 4) that, as of April 8, 2014, the Predecessor Fund could have complied with the requirements of Subchapter M of the Internal Revenue Code. Overall, the Registrant also notes that the Prospectus disclosure describing prior performance provides sufficiently detailed disclosures to prospective investors such that they are unlikely to be misled.

Comment 13. Please provide supplementally additional information regarding the tax treatment of the Predecessor Fund, and an explanation of why it is permitted to not show what the after tax returns for the Predecessor Fund would have been had it been a mutual fund.

Response.  The Predecessor Fund was not required to pay dividends and distributions and after tax returns cannot be meaningfully computed.  Because a limited partnership is a flow-through entity with respect to taxes, the concept of return after tax on sales of fund shares does not have a conventionally recognized meaning because the limited partners would have already been taxed on their share of realized gains and would face no further tax upon redemption.

Comment 14.  If the performance shown was not calculated using the SEC standard method, please disclose this and state what method was used (such as GIPS).

Response. The Registrant has revised the disclosure to indicate that the performance shown was calculated using GIPS.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins